

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

September 7, 2010

<u>Via Facsimile and US Mail</u>
David F. Taylor
Locke Lord Bissell & Liddell LLP
2800 JPMorgan Chase Tower
600 Travis Street
Houston, Texas 77002

> **RE: Omni Energy Services, Corp.**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 002-23383**
> **Filed August 27, 2010**
>
> **Amendment No. 1 to Schedule 13E-3**
> **File No. 005-53451**
> **Filed August 27, 2010**

Dear Mr. Taylor:

We have reviewed the above amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13e-3/A

1. We note that certain of the exhibits filed are purportedly subject to a confidential treatment request. We have not received any such request(s). Please refer to Staff Legal Bulletins 1 and 1A and submit the request(s) or advise.

Amendment No. 1 to Schedule 14A

Litigation Challenging the Merger, page 14

2. Supplementally provide us with a copy of the complaints filed in the federal case pending before the federal district court for the Western District of Louisiana.

Background of the Merger, page 22

3. We note revisions made to the background discussion in response to prior comment 15. Further supplement your disclosure and clarify the initial range of prices Wellspring submitted to the company in its initial written proposal on March 5, 2010.

Purpose and Structure of the Merger, page 50

4. We partially reissue prior comment 30. We were unable to locate disclosure that addresses why the Wellspring affiliated entities chose to engage in the transaction at this time. Please revise or advise.

5. We partially reissue prior comment 29. Please revise to further clarify the range of alternatives considered by each filing party. Also, clarify further any other form of transaction (other than the merger) that was considered and if not pursued, the reasons why such transaction form was not pursued. In this regard, provide support for the conclusion stated that the company would be unable to liquidate and distribute the assets of the company for proceeds that were greater than the merger consideration being offered.

6. We note your response to prior comments 36, 37 and 38 and await the updated filings and revised disclosure.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                                Sincerely,

                                                Mellissa Campbell Duru
                                                Special Counsel
                                                Office of Mergers & Acquisitions